UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated 2 February, 2011

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        .

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN EACH OF THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333- 168347), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-81825) AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-149634) OF VODAFONE GROUP PUBLIC LIMITED COMPANY AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Report on Form 6-K contains a news release issued by Vodafone Group Plc on 2 February, 2011, entitled “Gerard Kleisterlee to Succeed Sir John Bond as Chairman”.

2 February 2011

GERARD KLEISTERLEE TO SUCCEED SIR JOHN BOND AS CHAIRMAN

Vodafone Group Plc (“Vodafone”) today announces that Sir John Bond, the Chairman of the Company, will be retiring from the Board at the Company’s AGM in July 2011. He will be succeeded as Chairman by Gerard Kleisterlee, currently President/Chief Executive Officer and Chairman of the Board of Management and the Group Management Committee of Koninklijke Philips Electronics N.V. (‘Philips’).  Mr Kleisterlee will be retiring from Philips on 31 March 2011 and will be appointed as a non-executive director of Vodafone on 1 April 2011.

Vittorio Colao, Chief Executive of Vodafone, said:

“On behalf of the Board and everyone at Vodafone I would like to pay tribute to Sir John for his huge contribution to the Company throughout his tenure as Chairman.  We have been fortunate to have benefited from his leadership, experience and wise counsel in a time of evolution for Vodafone. I personally am very grateful to him for his constant support and personal advice since becoming CEO, during a phase of extraordinary economic and industry changes.”

In addition to his role at Philips, Mr. Kleisterlee has been a member of the Daimler AG Supervisory Board since April 2009, a non-executive director of the Supervisory Board and member of the Audit Committee of Royal Dutch Shell since November 2010, and a member of the Board of Directors of Dell since December 2010.

Commenting on the appointment of Mr Kleisterlee as his successor, Sir John Bond said:

“Today’s announcement is the culmination of a succession planning process which the Board initiated in February 2010.  I am delighted to announce that Gerard Kleisterlee, a highly successful international businessman whose track record at Philips speaks for itself, will be succeeding me as Chairman after my six years on the Board of Vodafone.”

Gerard Kleisterlee commented:

“It is an honour and a privilege to be invited by the Board of Vodafone to become its Chairman. I am looking forward greatly to this new challenge, to contributing to this company’s record of success, and to building on Sir John’s outstanding achievements.”

- ends -

For further information:

Vodafone Group

Media Relations	Investor Relations
Tel: +44 (0) 1635 664444	Tel: +44 (0)1635 33251

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: 2 February, 2011	By: /s/ R E S MARTIN
Name: Rosemary E S Martin
Title: Group General Counsel and Company Secretary